Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND ANNOUNCES FIRST QUARTER 2018 FINANCIAL RESULTS

•	PEDMARKTM granted Breakthrough Therapy and Fast Track Designations by FDA
•	Actively preparing for NDA submission later this year
•	Strong financial position with $26.7 million in cash and no debt

Research Triangle Park, NC, May 14, 2018 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported financial results for the first quarter ended March 31, 2018.

"We have built significant momentum since the start of this year highlighted by the Breakthrough Therapy and Fast Track designations granted by the FDA," said Rosty Raykov, President and Chief Executive Officer of Fennec. "We look forward, over the next several months, to what we believe will be significant value creating milestones, including preparing for regulatory submissions for PEDMARK." Mr. Raykov continued, "From a financial perspective we continue to be vigilant about our cash use and remain well positioned through these important milestones and beyond."

Investor Events

•          Jefferies 2017 Global Healthcare Conference – Rosty Raykov, CEO of Fennec, will provide an overview of the Company’s business on Thursday, June 7 at 4:00 pm at the Jefferies 2018 Global Healthcare Conference being held in New York City. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/.  A replay of the presentation will also be available and archived on the site for ninety days.

•          Annual Meeting of Shareholders – Fennec would like to invite all shareholders to attend its Annual General and Special Meeting on Thursday, June 7, 2018 at 10 am at the Omni Berkshire Hotel in New York in the Sutton Room, 21 E. 52nd Street, New York, New York.

Financial Results for the First Quarter 2018

•	Cash Position - Cash and cash equivalents were $26.7 million as of March 31, 2018. The reduction in cash balance over the quarter ended March 31, 2018, is the net result of cash used for operating activities offset by the inflow of $0.19 million from the exercise of various options and warrants.
•	R&D Expenses - Research and development (R&D) expenses were $0.7 million for the three months ended March 31, 2018, compared to $0.2 million for the same period in 2017. The increase in R&D expenses for the comparative three months, is primarily due to the manufacturing and regulatory expenses for the regulatory approval and planned commercialization of PEDMARKTM.
•	G&A Expenses - General and administrative (G&A) expenses were $1.1 million for the three months ended March 31, 2018, compared to $0.5 million same period in 2017. The increase in G&A expenses in 2018 over 2017 primarily relates to an increase in non-cash equity compensation as well as an increase in general corporate and compliance expenses.
•	Net Loss - Net loss was $1.6 million and $0.8 million for the three months ended March 31, 2018 and 2017, respectively.
•	Financial Guidance - The Company believes its cash and cash equivalents on hand as of March 31, 2018 will be sufficient to fund the Company's planned commercial launch of PEDMARKTM in the second half of 2019.

Financial Update

The selected financial data presented below is derived from our audited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended March 31, 2018 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

	Three Months Ended
Interim Unaudited Statement of Operations	March 31, 2018	March 31, 2017
(U.S. Dollars in thousands except per share amounts)
Revenue	$-	$-
Operating expenses
Research and development	689	225
General and administrative	1,102	546
Loss from operations	(1,791)	(771)
Unrealized gain/(loss)	167	(37)
Other loss	(3)	(1)
Interest income	59	3
Net loss	$(1,568)	$(806)

Basic and diluted net loss per common share	$(0.09)	$(0.06)

Fennec Pharmaceuticals Inc.
Balance Sheets
(U.S. Dollars in thousands)
	March 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	$26,719	$28,260
Other current assets	117	141
Total Assets	$26,836	$28,401

Liabilities and stockholders’ equity
Current liabilities	$1,173	$1,477
Derivative liabilities	-	167
Total stockholders’ equity	25,663	26,757
Total liabilities and stockholders’ equity	$26,836	$28,401

Working Capital	Three Months Ended
Selected Asset and Liability Data:	March 31, 2018	December 31, 2017
(U.S. Dollars in thousands)
Cash and cash equivalents	$26,719	$28,260
Other current assets	117	141
Current liabilities excluding derivative liability	(1,173)	(1,477)
Working capital	$25,663	$26,924

Selected Equity:
Common stock	$103,337	$103,045
Accumulated deficit	(122,936)	(121,368)
Stockholders’ equity	25,663	26,757

At March 31, 2018, the Company had working capital balance totaling approximately $25.7 million compared to $26.9 million as of December 31, 2017.

Dollar and shares in thousands	Three Months Ended March 31,
Selected cash flow data:	2018	2017
Net cash used in operating activities	(1,727)	(675)
Net cash provided by investing activities	-	-
Net cash provided by financing activities	186	-
Decrease in cash and cash equivalents	(1,541)	(675)

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2017. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About PEDMARK™ (Sodium Thiosulfate (STS))

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, which is particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 10,000 children may receive platinum based chemotherapy.  The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are completed. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of Sodium Thiosulfate (STS) for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144